Exhibit D


                 EASTERN UTILITIES ASSOCIATES AND
                     AFFILIATED CORPORATIONS

                    Federal Income Tax Allocation Agreement
                 Pursuant to Rule 45(c). Public Utility Holding
               Company Act of 1935 and I.R.C. Regulation Section
                  1.1552-1(a) (1) and Section 1.1502-33(d)(3)


     This agreement made as of April 2 1999, among Eastern Utilities Associates (the designation of the trustees for the time being under a Declaration of Trust dated April 2, 1928, as amended) (EUA); Eastern Edison Company, a Massachusetts corporation (Eastern); Blackstone Valley Electric Company, a Rhode Island corporation (Blackstone); Newport Electric Corporation, a Rhode Island corporation (Newport); Montaup Electric Company, a Massachusetts corporation (Montaup); EUA Service Corporation, a Massachusetts corporation (EUA Service); EUA Cogenex Corporation, a Massachusetts corporation (Cogenex); EUA Energy Investment Corporation, a Massachusetts corporation (EUA Energy); EUA Ocean State Corporation, a Rhode Island corporation (Ocean State); Eastern Unicord Corporation, a Massachusetts corporation (Unicord); Northeast Energy Management, Inc., a Massachusetts corporation (NEM); EUA TransCapacity, Inc., a Massachusetts corporation (TransCapacity); EUA Cogenex-Canada, Inc., a Canadian corporation (Cogenex-Canada); EUA Bioten, Inc., a Massachusetts corporation (Bioten); EUA Cogenex-West Corporation, a Massachusetts corporation (Cogenex-
West); EUA Citizens Conservation Services, Inc., a Massachusetts Corporation
(CCS); EUA Energy Services, Inc. a Massachusetts corporation (EUA ESI); EUA Compression Services, Inc., a Massachusetts corporation (Compression); and EUA Telecommunications, Inc, a Massachusetts corporation (Telecommunications).

                  W I T N E S S E T H   T H A T:

     WHEREAS, the term "AFFILIATES" as used herein shall be deemed to refer to Eastern, Blackstone, Newport, Montaup, EUA Service, Cogenex, EUA Energy, Ocean State, Unicord, NEM, TransCapacity, EUA Cogenex-Canada, Bioten, Cogenex-West, CCS, EUA ESI, Compression and Telecommunications, the AFFILIATES together with EUA, and the CONSOLIDATED AFFILIATES as a collective taxpaying unit is sometimes referred to as the "GROUP" and

     WHEREAS, EUA owns directly or indirectly at least 80 percent of the issued and outstanding shares of each class of voting common stock of each of the AFFILIATES; each of the CONSOLIDATED AFFILIATES is a member of an affiliated group within the meaning of Section 1504 of the Internal Revenue Code of 1954, as amended (the "Code"), of which EUA is the common parent; and the GROUP presently participates in the filing of a consolidated income tax return.

     Definitions

     A. Corporate Tax Benefit - The amount by which the consolidated tax is reduced by including a net corporate tax loss or other net tax benefit in the consolidated return. The value of the benefit of the operating loss shall be determined by applying the then current corporate income tax rate to the amount of the loss. The value of a credit is the actual tax savings (100%). The value of capital losses used to offset capital gains shall be computed at the then current tax rate applicable to capital gains for corporations. The value of any corporate tax benefit to be reimbursed to a member shall be reduced by the amount of any alternate minimum tax attributable to such member.



     B. Separate Return Tax - The tax on the corporate taxable income of an affiliate company computed as though such company were not a member of the consolidated group.


     C. Excess Tax Credits - The investment tax credit, alternate minimum tax credit, research and development credit, energy tax credit or other similar credit that would be allowable in the consolidation (were it not for a limitation provided by law) in excess of the amount of such credits which could be utilized on a separate return basis with regard to such limitations.

     EUA and the AFFILIATES agree as follows:

     Allocation Procedures in Accordance with I.R.C. Regulation
          Sections 1.1552-1(a)(1) and 1.1502-33(d)(3)

     A.  General Rule

     Step 1 - The consolidated tax liability shall be apportioned among the companies in the ratio that each member's separate taxable income bears to the sum of the separate taxable incomes of all members having taxable income.

     Step 2 - An additional amount will be allocated to the members at 100% of the excess of the member's separate tax liability over the consolidated tax liability allocated to the member under Step 1. Under no circumstances shall the tax allocated to a member exceed its separate tax liability.

     Step 3 - The total of the amounts allocated under Step 2 is credited to those members who had "corporate tax benefits" as follows:

     (a) Those members having a negative allocation under Step 2;

     (b) If the total of the "corporate tax benefits" is greater than the total reduction in the consolidated tax, then the benefits arising from the inclusion of negative taxable incomes in the consolidated return shall be recognized and paid prior to the benefits arising from excess tax credits.

     (c) If the total benefits attributable to the negative taxable incomes of the members are not absorbed in the consolidated return, the benefit allocated to each company shall be in proportion to their respective negative taxable incomes.

     (d) If the total benefits attributable to the excess tax credits are not applied in the consolidated return, the benefit allocated to each company shall be in proportion to their respective excess tax credits.

     Step 4 - If the total consolidated tax liability shall result in an "Alternative Minimum Tax" liability position then an additional amount will be added to Steps 1 and 2. This additional amount will be allocated to the members based upon their proportionate amounts of alternate minimum taxable income.

     Step 5 - Reimbursement - Benefiting members will reimburse the others no later than 90 days after the filing of the consolidated tax return.


     B.  Unused Corporate Tax Benefits

       A member that is entitled to payment for a tax benefit, but does not receive such payment because of the rules in Step 3 shall retain such right for the future to the extent that such benefit can be applied against the consolidated tax liability. Uncompensated corporate tax benefits arising from negative taxable income shall have priority over the benefits attributable to excess tax credits.

     C.  Tax Adjustments

     In the event of any adjustments to the tax returns of any of the CONSOLIDATED AFFILIATES filed (by reason of an amended return, a claim for refund or an audit by the Internal Revenue Service), the liability, if any, of each of the AFFILIATES under Section A shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments between EUA and the appropriate AFFILIATES shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest. Interest and penalties, if any, attributable to such an adjustment shall be paid by each AFFILIATE to EUA in proportion to the increase in such AFFILIATE'S separate return tax liability computed under Section A of this Agreement that is required to be paid to EUA. In any situation in which the Group's tax liability is adjusted by a revenue agent's report or a court settlement and an item-by-item modification is not made, the Group shall consult its accountants for assistance in determining a fair allocation of the adjusted liability.

     D.  Subsidiaries of Affiliates

     If at any time, any of the AFFILIATES acquires or creates one or more subsidiary corporations that are includible corporations of the Group, they shall be subject to this Agreement and all references to the AFFILIATES herein shall be interpreted to include such subsidiaries as a group.

     E.  Successors

     This Agreement shall be binding on and insure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of EUA or any of the AFFILIATES succeeding to the tax attributes of such corporation under Section 381 of the Code) to the same extent as if such successor had been an original party to this agreement.

     F.  Special Rule

     In making the tax allocations provided for in this agreement, notwithstanding any of the foregoing, no corporate tax benefits shall be allocated to EUA. Although the separate corporate taxable income or taxable loss of EUA and any tax credits attributable to EUA will be included in the consolidated return, only the tax savings attributable to such items shall be allocated to the other AFFILIATES as if EUA were not a member of the Group. In making this allocation, the tax savings of EUA shall be allocated only to members of the Group having taxable income.

     Also, in making the tax allocations, only those tax consequences attributable to non-affiliated transactions shall remain with EUA Service Corporation in accordance with Section A of this Agreement. All others will be allocated to the other AFFILIATES.



     G.  Termination Clause

     This Agreement shall apply to the taxable year ending December 31, 1998, unless all of the members of the Group agree in writing to terminate the Agreement prior to the end of the taxable year. The Agreement shall be renewable on a year to year basis for subsequent taxable years, provided all of the members of the Group agree in writing, prior to the end of the immediately preceding taxable year, to extend the Agreement one additional year. Notwithstanding any termination, this Agreement shall continue in effect with respect to any payment or refunds due for all taxable periods prior to termination.


     IN WITNESS WHEREOF, the duly authorized representatives of the parties have set their hands this 2nd day of April, 1999.

EASTERN UTILITIES ASSOCIATES

                                            By /s/Donald G.  Pardus
                                            Title: Chairman of the Board


EUA SERVICE CORPORATION                 EUA COGENEX-CANADA
By   /s/Robert G. Powderly              By /s/John R.  Stevens
Title:  Executive Vice President        Title: Vice Chairman

BLACKSTONE VALLEY ELECTRIC COMPANY      EUA ENERGY INVESTMENT CORPORATION

By /s/John D. Carney                    By /s/John R. Stevens
Title: President                        Title: President

EASTERN EDISON  COMPANY                 EASTERN UNICORD CORPORATION

By /s/Michael J. Hirsh                  By /s/John R. Stevens
Title: Vice President                    Title:  President

MONTAUP ELECTRIC COMPANY                EUA TRANSCAPACITY, INC.

By /s/Kevin A. Kirby                    By /s/John R. Stevens
 Title: Vice President                     Title: President

EUA COGENEX CORPORATION                 EUA BIOTEN, INC.

By /s/Edward T. Liston                  By   /s/John R. Stevens
Title: President                         Title: President

NORTHEAST ENERGY MANAGEMENT, INC.       EUA OCEAN STATE CORPORATION

By /s/Edward T. Liston                  By /s/Clifford J. Hebert, Jr.
Title: President                         Title: Treasurer

EUA HIGHLAND CORPORATION                 NEWPORT ELECTRIC CORPORATION

By /s/Mark White                         By    /s/Barbara A. Hassan
Title: Executive Vice President            Title: Vice President

EUA CITIZENS CONSERVATION SERVICES, INC.   EUA ENERGY SERVICES, INC.

By   /s/Edward T. Liston                 By /s/Kevin A. Kirby
Title: Executive Vice President           Title: Vice President